August 16, 2013

William H. Thompson
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3561
Re: Edison International
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 1-9936
Dear Mr. Thompson:
This letter is submitted on behalf of Edison International in response to comments from the staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission ("Commission") with respect to our Form 10-K for the fiscal year ended December 31, 2012 ("2012 Form 10-K"), as set forth in your letter to me dated July 10, 2013.
For reference purposes, the text of your letter has been reproduced in this letter, with our responses appearing below each numbered comment.
Item 8. Financial Statements and Supplementary Data, page 52
Consolidated Financial Statements, page 52
Consolidated Statements of Income, page 56
1. Please explain why the income tax benefit from discontinued operations for the year ended December 31, 2012 disclosed in the table of the components of income tax expense (benefit) at the top of page 88 in Note 7 does not equal the difference between the loss before income taxes disclosed in the table of summarized results of discontinued operations on page 126 in Note 17 and the loss from discontinued operations, net of tax, reported in the consolidated statement of income.
Response:
In preparing Note 17 to the consolidated financial statements, we made a clerical error in reporting the loss before income taxes as disclosed in the table of summarized results of discontinued operations on page 126. The loss before income taxes should have been $2,235 million or $222 million higher than we reported in the footnote. The error did not impact the amounts reported in the consolidated income statement as the net loss from discontinued operations ($1,686 million) on page 56 of our Form 10-K is correct. We note that the amount reported as a loss from discontinued operations before income taxes in Note 7 on page 87 was correct and the difference between the loss from discontinued operations before income taxes disclosed in this table and the loss from discontinued operations, net of tax, reported in the consolidated statement of income equals the income tax benefit from discontinued operations disclosed at the top of page 88 in Note 7.
Edison International will revise the loss from discontinued operations before income taxes in Note 17 (or the equivalent disclosure) in our 2013 Report on Form 10-K. We have evaluated the error under the guidance included in Staff Accounting Bulletin No. 99 and do not believe that such error is material to the consolidated financial statements.

William H. Thompson
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission

Consolidated Statements of Cash Flows, page 60
2. Please show us how to reconcile the amounts reported as deferred income taxes and investment tax credits for each year presented to the amounts of deferred income tax expense (benefit) from continuing operations disclosed in the table of the components of income tax expense (benefit) at the top of page 88 in Note 7 and describe the reconciling items.
The following table reconciles the amounts reported as deferred income taxes and investment tax credits set forth in our cash flow statements for each of the three year periods ended December 31, 2012, 2011 and 2010 with the amounts presented as deferred income tax provision from continuing operations disclosed in Note 7 at the top of page 88:

(in millions)		2012	2011	2010
Deferred income taxes and investment tax credits per cash flow statement		$141	$708	$966
Items not affecting deferred income tax expense:
Balance Sheet adjustments	Note 1	(4)	30	(391)
Classification of net operating loss benefits realized by discontinued operations	Note 2	125	—	—
Intercompany transfer of deferred income taxes on retirement liabilities	Note 3	16	—	—
Correction to amounts reported as deferred income tax expense	Note 4	(11)	29	7
Deferred tax expense as report in Note 7 - Income Taxes		$267	$767	$582
Explanatory notes:

Note 1:
In preparing the consolidated statements of cash flow, Edison International completed an analysis of changes in balance sheet accounts and reflected the changes in such accounts in various line items in the cash flow statement, including deferred income taxes and investment tax credits. Unless material, non-cash journal entries are not eliminated, but rather flow through the respective line items within operating activities in the cash flow statements. Accordingly, the Company's cash flow statements for 2012, 2011 and 2010 include reclassifications within operating activities impacting the deferred income taxes and investment tax credits line with offsets to other line items, primarily other liabilities. Total cash flows from operating activities are correct for all years presented. Included in these balance sheet adjustments are reclassifications which impacted deferred income tax assets and liabilities that do not impact deferred income tax expense, such as: amounts reflected in accumulated other comprehensive income and adjustments to uncertain tax positions in 2010 through 2012, the most significant occurring in 2010.

In 2010, Edison International made adjustments between long-term liabilities related to uncertain tax positions and deferred income taxes in the consolidated balance sheet. The reclassification of these balance sheet line items resulted from re-measurement of temporary items primarily related to uncertain tax positions following settlement of open items with tax authorities. These 2010 reclassification adjustments were primarily reflected in the change in deferred income taxes and investment tax credits in the consolidated statements of cash flow with an offset to changes in other long-term liabilities. These settlements are disclosed in Note 7 - Income Taxes on page 91. There was no impact on the amounts reported as net cash provided by operating activities in the statement of cash flows. These balance sheet adjustments did not affect current or deferred income tax expense as reported in the income tax footnote as the temporary differences giving rise to the uncertain tax positions arose during previous periods.

William H. Thompson
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission

Note 2:
In preparing the components of income tax expense as presented in Note 7 - Income Taxes on page 88, Edison International did not have a current income tax expense from continuing operations since the companies that comprise continuing operations had a net operating loss for 2012 and Edison International had net operating loss carryforwards as of the end of 2012 that were reflected in the balance sheet as part of deferred income taxes. No carrybacks were available to Edison International as all carrybacks were utilized in prior years. These deferred income tax assets are disclosed in Note 7 on the table in page 88.

Edison International has tax allocation and payment agreements with its subsidiaries which are disclosed in Note 1 on page 75. These agreements govern the allocation of income taxes among subsidiaries. Although Edison International deconsolidated its subsidiary, Edison Mission Energy (“EME”), for accounting purposes, EME is still included in Edison International's consolidated 2012 federal tax return (also disclosed in Note 1). EME is part of Edison International's discontinued operations.
In preparing the cash flow statement, Edison International reflected intercompany cash flows between continuing and discontinued operations under intercompany tax sharing agreements. Accordingly, tax payments received by EME during 2012 for utilization of their net operating losses was reflected as part of cash flow from discontinued operations with an offset shown in continuing operations resulting from tax payments made by a subsidiary (Edison Capital) that was classified as part of continuing operations. As a result of realization of net operating losses of discontinued operations through intercompany tax allocation agreements, a reconciling item is required.

Note 3:
In March 2012, Edison International agreed to assume the liabilities for active employees of all subsidiaries under specified plans related to executive deferred compensation and executive postretirement benefits. In consideration for such assumption, EME and its subsidiaries paid $25 million (the after-tax amount of such liabilities as of March 1, 2012) to Edison International. The gross amount of the retirement liabilities assumed was $41 million with a deferred tax benefit of $16 million. The transfer of the retirement liabilities and related deferred income taxes was a balance sheet entry that did not impact deferred tax expense. In preparing the 2012 cash flow statement, such transfer of liabilities and related cash was reflected in both continuing operations by Edison International and discontinued operations (EME).

A reconciling item is required to exclude this amount from the change in deferred taxes reflected on the balance sheet as this item did not affect deferred tax expense.

Note 4:
As part of the reconciliation of the amounts reported as deferred income taxes and investment tax credits for each year presented in the consolidated statements of cash flow to the amounts of deferred income tax expense (benefit) from continuing operations disclosed in the income tax footnote, we noted a number of immaterial clerical errors that should have been adjusted between the current and deferred income tax expense in the income tax footnote.

As indicated in the above table and described in Explanatory Note 4, the amount of deferred income tax expense from continuing operations included clerical errors between the current and deferred income tax expense, but did not impact the total tax expense (benefit) as reported in the consolidated income statement. Additionally, as described in Explanatory Note 1, certain non-cash journal entries impacting deferred income taxes with offsets to other balance sheet accounts were not eliminated, but rather flowed through the respective line items within operating activities in the cash flow statements. We have evaluated the errors under the guidance included in Staff Accounting Bulletin No. 99 and do not believe that such errors are material to the consolidated financial statements.

William H. Thompson
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission

In connection with our response to the comments of the Staff set forth herein, we acknowledge that:

•	Edison International is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Edison International may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments on the above responses, please advise us by letter or by calling me at (626) 302-2278 or via email at mark.clarke@edisonintl.com.
Sincerely,

/s/ Mark C. Clarke
Vice President & Controller
Edison International
cc:
Adam Phippen
Staff Accountant
W. James Scilacci
Senior Vice President and Chief Financial Officer
Edison International

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